Mail Stop 4561

      					February 17, 2006


Mark E. Rose
Chief Executive Officer and Secretary
Grubb & Ellis Realty Advisors, Inc.
2215 Sanders Road, Suite 400
Northbrook, IL  60062

Re:	Grubb & Ellis Realty Advisors, Inc.
	Amendment No. 4 to Registration Statement on Form S-11
      Filed February 6, 2006
      File No. 333-129190

Dear Mr. Rose:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 34

1. We note your disclosure in the first sentence on page 35 that the net proceeds of the offering will be $91,950,002 or $105,900,002 with the over allotment. Please reconcile this with your disclosure in the final carry-over paragraph on page 41 that the net proceeds of the offering will be $93,200,002 or $107,150,002 with the over allotment. It appears that your disclosure on page 35 does not address the $1,250,000 of proceeds that will not be held in trust.


Exhibit 23.1 Consent of Independent Registered Public Accounting
Firm

2. The date of the audit report referenced in the accountants` consent (i.e., December 31, 2005) is inconsistent with the date of the audit report on page F-2 (i.e., February 3, 2006). Please revise as appropriate to clarify this apparent conflict.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Yolanda Crittenden at 202-551-3472 or Cicely
Lucky,
Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus at 202-551-3412 or me at 202-551-
3852
with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	Clifford A. Brandeis, Esq. (via facsimile)
	Zukerman Gore & Brandeis, LLP

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Mark E. Rose
Grubb & Ellis Realty Advisors, Inc.
February 17, 2006
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